Web.com Group, Inc. 12808 Gran Bay Parkway West Jacksonville, FL 32258 T 904 680 6600 F 904 880 0350 NASDAQ: WWWW

VIA EDGAR

December 21, 2012

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Web.com Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 13, 2012
Form 8-K/A filed November 4, 2011
File No. 000-51595

Dear Mr. Gilmore:

On behalf of Web.com Group, Inc. (“Web.com” or the “Company”) we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 14, 2012, with respect to Web.com’s Form 10-K and Form 8-K/A listed above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter in bold and italics.

Form 10-K for the Fiscal Year Ended December 31, 2011

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities

Stock Performance Graph. page 28

1.	Please disclose in your response letter, and confirm that you will disclose in future filings, the component companies of the Peer Group Index used in the performance graph. Refer to Instruction 5 to Item 201(e) of Regulation S-K.

Securities and Exchange Commission

December 21, 2012

Response:

The component companies of the Peer Group Index used in the performance graph are as follows:

Savvis Inc.	United Online Inc.
Monster Worldwide Inc.	Vistaprint NV
Rackspace Hosting Inc.	Verisign Inc.
Earthlink Inc.	WebMD Health Corp.
Valueclick Inc.	Quinstreet Inc.
Realnetworks Inc.	Digital River Inc.
Websense	Skillsoft Ltd.
Omniture Inc.	Terremark Worldwide Inc.

The Company hereby confirms that it will include the list of the component companies of the Peer Group Index used in the performance graph in its future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 44

2.	We note your disclosure on page 85 that you have undistributed foreign earnings of $1.7 million as of December 31, 2011. Please tell us the amount of cash and cash equivalents that are currently held outside of the U.S. Additionally, tell us how you considered disclosing this amount and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Refer to Item 303(a)(l) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that at December 31, 2011 the Company held approximately $415,000 of cash and cash equivalents outside of the U.S. The undistributed earnings at December 31, 2011 had not been taxed in the U.S. because these earnings are considered “indefinitely reinvested” outside the US. These foreign earnings have been settled through intercompany accounts with the Company’s U.S. entities.  The Company’s foreign entities holding the related cash do not have external customers, as these earnings result from an intercompany cost-plus arrangement with the Company’s U.S. entities.  The Company does not plan to repatriate this cash to fund its domestic operations, as the cash will be used to fund the Company’s foreign operations to satisfy local payroll, taxes, supplies, fixed assets and other necessary expenditures. In addition, the Company believes that the amount of cash held outside of the U.S. as of December 31, 2011, even before considering the tax impact of repatriating such cash, is immaterial.

December 21, 2012

Non-GAAP Financial Measures, page 48

3.	We note the disclosures on pages 31 and 49 that you monitor non-GAAP financial measures because they help management and investors "gauge [y]our ability to generate cash flow." Similarly, we note that in your Form 8-K dated October 25, 2012 you indicate that certain expenses are excluded because the expense is ''non-cash in nature" and you state that excluding depreciation provides meaningful information regarding your "liquidity and [your] ability to invest in research and development and fund acquisitions and capital expenditures." In your August 6, 2010 response to our comment 5 you indicated that your non-GAAP measures are used to provide investors with a better understanding of your operating performance. However, based upon the current disclosures in your Form 10-K, and the Forms 10-Q and earnings releases filed during 2012, it appears that you are trying to convey information regarding your liquidity and cash generation. If these measures are intended as liquidity measures, please explain why you chose to reconcile these measures to net (loss) income, net (loss) income per share, operating loss and operating margin, as applicable. Refer to Footnote 26 in SEC Release No. 34-47226.

Response:

The Company believes that its Non-GAAP measures are principally intended to provide comparable measures of operating performance. While the Company’s Non-GAAP measures may be indicative of cash flow generating capabilities, the Company does not view them as liquidity measures. Accordingly, in future filings, the Company will omit any language suggesting that these measures provide management or investors with insights into the Company’s ability to generate cash flow.

Securities and Exchange Commission

December 21, 2012

Item 8. Financial Statements and Supplementary Data

Note 1 - The Company and Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 62

4.	We note your disclosure that revenue from multiple element arrangements is based upon relative selling price assigned to each element. Please describe the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for each element. As part of your response, tell us how you considered disclosing your methods in accordance with ASC 605-25-50-2(e).

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company identifies each multiple element in an arrangement and assigns the relative selling price to each element. The Company assigns value to separate units of accounting in multiple-element arrangements based on the proportionate standalone unit value to the total value of the arrangement, multiplied by the actual selling price. The Company believes the manner in which it disclosed revenue from multiple element arrangements was in accordance with ASC 605-25-50-2(e).  However, the Company proposes to further address the Staff’s comment by revising its disclosure regarding revenue from multiple element arrangements in future filings as follows:

The Company may sell products or services to customers at the same time. For example, the Company may design a customer website and separately offer other services such as hosting and marketing or a customer may combine a domain registration with other services such as private registration or e-mail. In accordance with ASC 605-25, Recognition: Multiple-Element Arrangements, each element is accounted for as a separate unit of accounting provided the following criteria is met: the delivered products or services has a value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered products or services, delivery or performance of the undelivered product or service is considered probable and is substantially controlled by the Company. The Company considers a deliverable to have standalone value if the product or service is sold separately by us or another vendor or could be resold by the customer. The Company’s products and services do not include a general right of return relative to the delivered products. In cases where the delivered products or services do not meet the separate unit of accounting criteria, the deliverables are combined and treated as one single unit of accounting for revenue recognition. Typically, the deliverables within multiple-element arrangements are provided over the same service period, and therefore revenue is recognized over the same period.

Securities and Exchange Commission

December 21, 2012

To determine the selling price in multiple-element arrangements, we establish vendor-specific objective evidence of the selling price using the price of the deliverable when sold separately. If we are unable to determine the selling price because vendor-specific objective evidence does not exist, the Company will determine an estimated sales price through consultation with and approval by the Company’s management, taking into consideration the Company’s relative costs and target profit margins.

Note 16 - Income Taxes, page 81

5.	We note that your rate reconciliation on page 84 indicates that a change in tax rate increased your statutory tax rate by 20% for the year ended December 31, 2010. Please provide additional details with respect to the change in tax rate and tell us what consideration you gave to disclosing more detail regarding this change as it appears to be material to 2010 income taxes.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the change in deferred tax rate which increased the statutory tax rate by 20.4% for the year ended December 31, 2010 is primarily attributable to the re-pricing of deferred taxes.  The change in deferred tax rate was attributable to differences in the deferred state tax rates that are expected to be incurred in the future, as impacted by the post transaction operations, versus the deferred state rates determined based on the Company's historical operations. This change in deferred tax rate was offset by related changes to the valuation allowance during 2010.  Because the change in deferred tax rate and the change in valuation allowance were substantially offsetting, the Company concluded that providing additional disclosure related to the change in deferred tax rate was not necessary, and the net impact was not material to 2010 income taxes.

Part III (incorporated by reference from the definitive proxy statement filed March 23, 2012)

Proposal I- Election of Directors, page 5

6.	Item 401(e) of Regulation S-K requires that for each person who serves as a director, you discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. We note that you provide such disclosure for Mr. Durden and Ms. Quazzo, but for your other directors you provide a general statement on page 7 that all of your directors ''bring to the company their combined experience and unique expertise." The information called for by Item 401(e) must be provided on an individualized basis. In your response letter, please identify the specific experience, qualifications, attributes or skills of each director, other than Mr. Durden and Ms. Quazzo, which led to the conclusion that the person should serve as a director of your company. Also, confirm in your response letter that you will include corresponding disclosure in future filings. For additional guidance, refer to Question 116.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Securities and Exchange Commission

December 21, 2012

Response:

The specific experience, qualifications, attributes and skills of each director, other than Mr. Durden and Ms. Quazzo, which led to the conclusion that the person should serve as a director of the Company, are as follows:

Mr. Facchina will be up for reelection at the Company’s 2013 annual meeting of stockholders. When previously evaluating Mr. Facchina’s qualifications, the Board and the Nominating and Corporate Governance Committee considered his 20 years of investment banking experience and his nearly 5 years of investment management experience at an investment management firm and considered his skills and experience as those that will be used to help guide the Company with its financial strategy. In addition, his current status as an “independent director” under Nasdaq and SEC rules played an important role in such evaluation.

Mr. McCoy will be up for reelection at the Company’s 2013 annual meeting of stockholders. When previously evaluating Mr. McCoy’s qualifications, the Board and the Nominating and Corporate Governance Committee considered his experience as a member of the boards of directors of Krispy Kreme Doughnuts, Inc. and MedCath Corporation, his financial experience as the Chief Financial Officer of Wachovia Corporation and as a partner at PricewaterhouseCoopers as skills and experience that will be useful to the Company in dealing with the Board’s oversight responsibilities of the Company’s public company reporting requirements, particularly in the financial arena. In addition, his current status as an “independent director” under NASDAQ and SEC rules played an important role in such evaluation.

Mr. Brown will be up for reelection at the Company’s 2014 annual meeting of stockholders. When previously evaluating Mr. Brown’s qualifications, the Board and the Nominating and Corporate Governance Committee considered his valuable contributions in leadership to the Company for the past 13 years and his prior years of employment with a private equity firm and a technology services company as qualifications which would be beneficial in his role as a Board member.

Securities and Exchange Commission

December 21, 2012

Mr. Maudlin will be up for reelection at the Company’s 2014 annual meeting of stockholders. When previously evaluating Mr. Maudlin’s qualifications, the Board and the Nominating and Corporate Governance Committee considered his experience as a board member over the last 10 years of a number of public and private companies and his 20 years as the managing partner of a venture capital firm as qualifications that would be used to help in the Board’s oversight role in guiding the Company on its business strategy, public company reporting requirements, and financial oversight responsibilities. In addition, his current status as an “independent director” under NASDAQ and SEC rules played an important role in such evaluation.

Mr. Levy will be up for reelection at the Company’s 2014 annual meeting of stockholders. When previously evaluating Mr. Levy’s qualifications when Mr. Levy was appointed to the Board as part of the Network Solutions acquisition, the Board and the Nominating and Corporate Governance Committee considered his experience as a managing director at General Atlantic, LLC, a global growth equity firm, where he leads its global internet and technology practice as experience which would be instrumental in helping guide the Company’s overall business strategy, as well as his experience as serving on a number of private and public companies’ boards of directors as important in the Board’s oversight of the Company’s public company reporting obligations. In addition, his current status as an “independent director” under NASDAQ and SEC rules played an important role in such evaluation.

The Company confirms that it will include such corresponding disclosure in future filings.

Item 11. Executive Compensation

Executive Compensation Discussion and Analysis

Annual Cash Incentives, page 26

7.	Your executives' 2011 cash bonuses were based in part on the achievement of two company goals, non-GAAP earnings per share and revenue. In your response letter, please disclose the 2011 target levels for these corporate goals and the company' actual performance against such goals, and confirm that you will provide similar disclosure in future filings. Alternatively, advise why such disclosure is not required. Refer to Item 402(b)(2)(v) of Regulation S-K. For additional guidance, refer to Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Securities and Exchange Commission

December 21, 2012

Response:

The 2011 target levels for Non-GAAP earnings per share and revenue (attainment determined if either target was met) were as follows:

	2011 Target	2011 Actual
Non-GAAP EPS	$1.01	$1.05
Non-GAAP Revenue	$234,020,000	$234,443,000

The Company confirms that it will include such similar disclosure in future filings.

Summary Compensation Table, page 35

8.	You included cash awards earned by your executives pursuant to your 2011 annual cash bonus program in the "Bonus" column of this table. In future filings, please disclose bonuses earned pursuant to a non-equity incentive plan in the column titled "Non-Equity Incentive Plan Compensation." Alternatively, explain why you believe the 2011 cash bonuses were properly included in the "Bonus" column. Refer to Item 402(c)(2)(vii) of Regulation S-K and Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations. Also, you disclose on page 28 that Mr. Teichman's 2011 cash bonus was $162,500. In the table, however, his cash bonus is listed as $162,000. Please explain this discrepancy.

Response:

The Company believes that the bonus amounts are properly included in the “Bonus” column of the Summary Compensation Table, and do not constitute “non-equity incentive plan compensation.”  As discussed in Question 119.02 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations:

“If, in the exercise of discretion, an amount is paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan, that amount should be reported in the Bonus column (column (d)).”

Securities and Exchange Commission

December 21, 2012

This presumes that there is an “amount earned by meeting the performance measure.”  However, as discussed in the Compensation Discussion and Analysis on page 27 of the proxy statement:

“In setting the goals for the year, the Compensation Committee generally considers corporate and individual performance but without reliance on specific formulas. The Compensation Committee may modify these goals at any time during the year. The Compensation Committee generally does not assign a particular weight to, or ascribe a specific dollar value to, any one of the corporate goals or individual performance achievements. Instead, at the close of the applicable fiscal year, the Compensation Committee comes to a general conclusion as to whether the corporate goals were met, whether the executive has performed his or her duties in a satisfactory manner, and whether there were any other extraordinary factors that should be considered in determining the amount of bonus earned for the year. The Compensation Committee may decide to pay bonuses to the executive officers even if the Company performance goals are not met in recognition of the executive’s individual performance throughout the year. In making the final decision on the amount of bonuses earned, if any, the Compensation Committee considers the review of the year-end financial results, the performance reviews for the reporting executive officers given by the Chief Executive Officer, as well as the Committee’s review of the Chief Executive Officer’s performance.

In sum, the amount of variable compensation that is actually earned by the NEOs is a discretionary determination made by the Compensation Committee without the use of pre-determined formulas.”

As discussed in the Compensation Discussion and Analysis on page 27 of the proxy statement:

“In light of the importance of the Company Goals and the critical nature of the NEOs’ roles in achieving the Company Goals, the Compensation Committee did not set specific individual performance goals. Instead, the Compensation Committee decided that it would evaluate the individual’s performance based on a holistic consideration of the officer’s contributions over the course of the year, with the majority of the consideration in the determination of actual bonus size given to the achievement of the Company Goal.”

No weight was assigned to any Company goals, no formula was established to determine what percentage of bonus, if any, would be payable upon achievement of any Company goal or the Company goals in general, and no individual goals were established.  Therefore there is no amount “earned,” or even any general range of amount “earned,” to form a basis upon which the Compensation Committee could then determine whether to exercise negative or positive discretion to vary the actual bonus from the program’s “earned” amount.  As a result, the payment of any bonus is entirely the exercise of positive discretion and, therefore, the Company believes that it is bonus compensation to be reported in the Bonus column (column (d)) pursuant to the last sentence of Question 119.02 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations.

Securities and Exchange Commission

December 21, 2012

The Company recognizes that there are many variations of bonus programs, some of which clearly result in bonus compensation on one end of the scale, and non-equity incentive based compensation at the other end of the scale.  However, the Company believes that given the total lack of a structure in the program to arrive at any initial bonus amount upon which the Compensation Committee could then exercise either positive or negative discretion, its classification of the bonuses payable pursuant to its bonus program are appropriately classified as bonuses.  The Company notes for the Staff that this is consistent with the Company’s presentation in the “Grants of Plan-Based Awards in 2011” table on page 37 of the proxy statement.

With respect to Mr. Teichman’s 2011 cash bonus amount, the $500 discrepancy is a typographical error, and the correct amount is $162,500.

Item 13. Certain Relationships Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 52

9.	You disclose in Note 18 to your Consolidated Financial Statements that you incurred approximately $2.8 million of expense for sales and marketing services provided by Red Ventures during 2011. You also note that General Atlantic LLC, one of your greater than 5 percent shareholders, has a 25 percent ownership interest in Red Ventures. Please advise why that transaction is not disclosed in this section. Refer to Item 13 of Form 10-K and Item 404(a) of Regulation S-K. Also, advise if you have any contracts with Red Ventures and, if so, provide your analysis as to whether they should be filed as exhibits to your Form 10-K. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

The Company advises the Staff that on page 51 of the proxy statement the Company has disclosed under “Certain Relationships and Related Transactions” that Red Ventures is a business partner of the Company, that General Atlantic Service Company, LLC is also a related party by virtue of its interest in the transaction with Network Solutions, LLC, and Mr. Levy’s affiliations with these entities. In future filings requiring the disclosure of these relationships required by Item 404(a) of Regulation S-K, the Company will also disclose: (1) the percentage beneficial ownership of the Company held by General Atlantic LLC; (2) that General Atlantic LLC is a substantial stockholder of Red Ventures, and the amount of General Atlantic LLC’s holdings in Red Ventures; and (3) the dollar value of the transactions between the Company and Red Ventures for the period required.

Securities and Exchange Commission

December 21, 2012

With respect to Red Ventures’ contract with the Company, as the Staff noted, the dollar value of the contract in 2011 was $2.8 million. This amount constituted only approximately 5.4% of the Company’s sales and marketing expense in 2011, and less than 2% of total expense. Further, the Company believes that payments to Red Ventures in 2012 will be in the range of $3 – 5 million, and therefore continue to represent less than 5% of the Company’s total expenses, and also less than 4% of the Company’s current assets. As a result, the Company believes that this contract is “immaterial in amount or significance” and therefore not required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. Finally, as noted on page 13 in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2012 filed on November 5, 2012, during September 2012, the Company early terminated its contract for telesales and marketing services with Red Ventures LLC and incurred a $1.5 million charge to exit the agreement. As noted in the Form 10-Q, the Company disclosed that General Atlantic LLC is one of the Company’s greater than 5 percent shareholders, and also has a 25 percent ownership interest in Red Ventures.

Form 8-K/A filed November 4, 2011

Exhibit 99.2

Note 3 - Pro Forma Balance Sheet Adjustments

10.	We note in your adjustment (a) that the $24.6 million of acquisition-related transaction costs includes approximately $9.5 million of Network Solutions acquisition-related transaction costs. Please tell us the other costs included in the $24.6 million total adjustment.

Response:

The $24.6 million of acquisition-related transaction costs include the total investment banking, legal, accounting and other professional costs that both the Company and GA-Net Sol Parent LLC expected to incur as a result of closing the acquisition. GA-Net Sol Parent LLC was expected to incur approximately $9.5 million of acquisition related costs and the Company was expected to incur approximately $15.1 million, both of which were paid by the Company.

* * * *

Securities and Exchange Commission

December 21, 2012

In addition, Web.com Group, Inc. acknowledges:

•	Web.com is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Web.com may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 904-680-6623 if you have any questions or would like any additional information regarding this matter.

Sincerely,

Web.com Group, Inc.

By:	/s/ Kevin M. Carney
Kevin M. Carney
Chief Financial Officer

cc:	Jamie John, Staff Accountant
Christine Davis, Assistant Chief Accountant
Matt Crispino, Staff Attorney
Mark Shuman, Legal Branch Chief
David Brown, Chief Executive Officer
Matt McClure, Chief Legal Officer
James Fulton, Esq.
Nancy H. Wojtas, Esq.